Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10764

OFFERING CIRCULAR SUPPLEMENT NO. 10

Date of Original Offering Circular: May 4, 2018

April 7, 2020

Multi-Housing Income REIT, Inc.

9050 North Capital of Texas Highway

Suite 320

Austin, TX 78759

UpsideAvenue.com

(512) 872-2898

This document (the “Supplement”) supplements the Offering Circular of Multi-Housing Income REIT, Inc. (the “Company”) dated May 4, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in an entity, Casoro Chronos, LP, a Texas limited partnership, which is an owner (and a co-managing member) of CG CAI Dallas Portfolio JV, LLC, a Texas limited liability company (the “Project Entity”).

The Project Entity in turn owns five subsidiaries: (i) CG CAI River Oaks Property Owner, LLC, a Delaware limited liability company (“River Oaks”); (ii) Savoy of Garland, LLC, a Delaware limited liability company (“Savoy of Garland”); (iii) Pinnacle Park Property Owner, LLC, a Delaware limited liability company (“Pinnacle Park”); (iv) Mariposa Villas Property Owner, LLC, a Delaware limited liability company (“Mariposa Villas”); and (v) Huntington Ridge Property Owner, LLC, a Delaware limited liability company (“Huntington Ridge”).

Each of those entities owns a multifamily real estate property, as follows:

Name of Project	River Oaks	Savoy of Garland	Pinnacle Park	Mariposa Villas	Huntington Ridge
Description of Real Estate Project	• Multifamily property • 180 Units • Currently 96.1% occupied Rental Range: $991-1623	• Multifamily Property • 144 Units • Currently 96.5% occupied • Rental Range: $917-$1505	• Multifamily Property • 332 Units • Currently 93.1% occupied • Rental Range: $870-$1335	• Multifamily Property • 216 Units • Currently 95.4% occupied • Rental Range: $949-$1478	• Multifamily Property • 198 Units • Currently 95.5% occupied • Rental Range: $965-$1648
Location of Real Estate Project	2000 Country Club Rd., Wylie, TX 75098	608 Rowlett Rd., Garland, TX 75043	4599 W. Davis St. Dallas, TX 75211	1531 Duncansville Rd., Dallas TX 75211	821 S. Polk St DeSoto, TX 75115
Purchase Price	$27,750,000	$18,750,000	$44,300,000	$31,200,000	$27,650,000
Total Project Cost	$30,117,897	$20,811,923	$47,871,404	$33,897,548	$30,609,784

Thus, in the aggregate the Company has invested in the following:

Project Entity	Description of Real Estate Project	Purchase Price	Total Project Cost	Proposed Financing	Amount of Actual or Anticipated Investment	Fees and Compensation to Sponsor	Distributions to Sponsor
CG CAI Dallas Portfolio JV LLC, a Texas limited liability company	• Multifamily Portfolio • 1070 Units • Currently 95% occupied • Rental Range: $870-$1648	$149,650,000	$163,308,555	• $103M loan • 10 year term • Interest only for 5 years • Floating rate debt with a 2.02% spread over LIBOR with 30 year amortization	$600,000 actual	Acquisition, Property Management, Asset Management, Construction Management	Pari passu return up to an 8% IRR; 75/25 split up to 13% IRR; 70/30 split thereafter